Exhibit 21.1

Perini Corporation

Subsidiaries of the Registrant

Name	Place of Organization	Percentage of Interest or Voting Securities Owned

Perini Corporation	Massachusetts

Perini Building Company, Inc.	Arizona	100%

Perini Management Services, Inc. (f/k/a Perini International Corporation)	Massachusetts	100%

James A. Cummings, Inc.	Florida	100%

Perini Environmental Services, Inc.	Delaware	100%

International Construction Management Services, Inc.	Delaware	100%

Percon Constructors, Inc.	Delaware	100%

Bow Leasing Company, Inc.	New Hampshire	100%

Perini Land & Development Company, Inc.	Massachusetts	100%

Paramount Development Associates, Inc.	Massachusetts	100%